THE MAINSTAY FUNDS

AMENDMENT TO THE AMENDED AND RESTATED SUBADVISORY AGREEMENT

This Amendment to the Amended and Restated Subadvisory Agreement, is made as of the 1st day of November 2009, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and MacKay Shields LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to an Amended and Restated Subadvisory Agreement, dated August 1, 2008, as amended (“Agreement”); and

WHEREAS, the parties hereby wish to amend the Agreement to reflect a change in the Subadvisory fee for the MainStay Tax Free Bond Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	effective November 1, 2009, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Barry A. Schub
Name:	Thomas Lynch	Name:	Barry A. Schub
Title:	Vice President & Assistant	Title:	Executive Vice President
General Counsel

MACKAY SHIELDS LLC

Attest:	/s/ Ellen Metzger	By:	/s/ Lucille Protas
Name:	Ellen Metzger	Name:	Lucille Protas
Title:	Senior Managing Director and	Title:	Chief Operating Officer
General Counsel

SCHEDULE A
(As of November 1, 2009)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

FUND	ANNUAL RATE

Convertible Fund *	0.300% up to $500 million; 0.275% from $500 million to $1 billion; and 0.250% in excess of $1 billion

Diversified Income Fund *	0.300%

Global High Income Fund *	0.350%

Government Fund *	0.300% up to $1 billion; and 0.275% in excess of $1 billion

High Yield Corporate Bond Fund	0.300% up to $500 million; 0.275% from $500 million to $5 billion; and 0.2625% in excess of $5 billion

Income Builder Fund*, (Formerly Total Return Fund)	0.320% up to $500 million; and 0.300% in excess of $500 million**

International Equity Fund *	0.600%

Tax Free Bond Fund *	0.250% up to $500 million; 0.2375% from $500 million to $1 billion; and 0.225% in excess of $1 billion
The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts.  These waivers or expense limitations may be changed with Board approval.  To the extent the Manager has agreed to waive its management fee or reimburse expenses, MacKay Shields, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.

**MacKay Shields manages the fixed income portion of the Income Builder Fund (formerly Total Return Fund).  The annual rate is based on the percentage of MacKay Shields’ Allocated Assets constituting the Series’ average daily net assets.